Filed by Woori Bank

Pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended

Subject Company: Woori Bank

Commission File No. 333-226345

Date: October 26, 2018

Important Information

In connection with its proposed establishment of a financial holding company, Woori Bank has filed and will file important documents with the United States Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-4 and amendments thereto and related documents. Investors are urged to carefully read all such documents when they become available because they will contain important information. Investors may obtain copies of the documents, when available, free of charge on the SEC’s website at www.sec.gov, as well as from Woori Bank on the Investor Relations section of its website at www.wooribank.com.

Forward-Looking Statements

This communication contains forward-looking information and statements about Woori Bank and the financial holding company to be established. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Woori Bank’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Woori Bank, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Woori Bank, including on Form 20-F and on Form F-4. Woori Bank undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

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Closing of Shareholder Register

Woori Bank (the “Company”) announced that its shareholder register will be closed from November 16, 2018 to November 20, 2018 in order to determine the shareholders that will exercise their voting rights at the planned Extraordinary General Meeting of Shareholders. The record date will be November 15, 2018.

Details regarding the Extraordinary General Meeting of Shareholders will be provided to the shareholders of the Company following the relevant resolution of the Company’s board of directors.